UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 21, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

(Exact name of registrant as specified in its charter)

Delaware	38-4030901
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Updates to Assets Acquired

Single Family Home Rental Controlled Subsidiaries

The following table summarizes the single family home rental controlled subsidiary (the "Rental Controlled Subsidiary") acquired by Fundrise National For-Sale Housing eFUND, LLC (the “Company”) since the last update. The following is true of the Rental Controlled Subsidiary:

●	Pursuant to the agreements governing the Rental Controlled Subsidiary, the Company has full authority of the management of such entity;
●	An affiliate of Fundrise Advisors, LLC, the Company’s manager, earned an origination fee of approximately 2.0% upon the closing of the Rental Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property holding entity at closing;
●	The business plan entails renting the property for approximately seven to ten years after acquisition before selling the property;
●	The investment thesis is based primarily upon the site's improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket; and
●	The last updated portfolio level projected annual returns for the National Single-Family Home Portfolio was 6.8% - 13.7%, as disclosed on June 28, 2019. Past performance is not indicative of future results, and these projections may not reflect actual future performance and may prove to be inaccurate.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
935	90018	3 / 1	1,300	10/2/2019	$643,000	$25,000

(1) There can be no assurance that the anticipated completion cost will be achieved.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of the Company’s assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in the Company is an inherently risky investment that may result in total or partial loss of investment to investors.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 26, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 21, 2019